

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 21, 2021

Julia C. Powell
President and Chief Executive Officer
Credit Suisse Commercial Mortgage Securities Corp.
11 Madison Avenue
New York, New York 10010

> **Re: Credit Suisse Commercial Mortgage Securities Corp.**
> **Registration Statement on Form SF-3**
> **Filed December 16, 2021**
> **File No. 333-261687**

Dear Ms. Powell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eathen Gums at (202) 551-7991 or Arthur Sandel at (202) 551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance